Special Diversified Opportunities Inc.
1521 Concord Pike, Suite 301

Wilmington, DE 19803

(302) 824-7062

May 1, 2017

Via EDGAR and Electronic Mail

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: John Dana Brown

RE:	Special Diversified Opportunities Inc.

Registration Statement on Form S-4

File No. 333-215802

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Special Diversified Opportunities Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the Company’s above-referenced Registration Statement on Form S-4, as amended (the “Registration Statement”), be accelerated to 12:00 p.m. Eastern Time, on May 3, 2017 or as soon as practicable thereafter, unless you are orally or in writing notified to the contrary by the Company prior to such date and time. In the event you are orally notified, you will be contacted either by Justin W. Chairman, Lindsay A. Barci or Robert J. Powers of Morgan, Lewis & Bockius LLP.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please do not hesitate to contact Justin W. Chairman of Morgan, Lewis & Bockius LLP, counsel to the Company, at (215) 963-5061.

Please contact Justin W. Chairman as soon as the Registration Statement has been declared effective.

Sincerely,

SPECIAL DIVERSIFIED OPPORTUNITIES INC.

/s/ Kevin J. Bratton
Name:	Kevin J. Bratton
Title:	Chief Financial Officer

cc:	Mr. Lyn Shenk, U.S. Securities and Exchange Commission

Ms. Beverly Singleton, U.S. Securities and Exchange Commission

J. Nolan McWilliams, U.S. Securities and Exchange Commission

Justin W. Chairman, Morgan, Lewis & Bockius LLP